SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 000-53508

HELIX BIOPHARMA CORP.
(Translation of registrant’s name into English)

305 INDUSTRIAL PARKWAY SOUTH, #3, AURORA, ONTARIO, CANADA  L4G 6X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X                  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___           No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	Press Release, dated March 16, 2009

99.2	Press Release, dated March 16, 2009

99.3	Unaudited Interim Consolidated Financial Statements of Helix BioPharma Corp. for the three and six months ended January 31, 2009 and 2008

99.4	Management's Discussion and Analysis for the Second Quarter of Fiscal 2009

99.5	Certificate of the Chief Executive Officer

99.6	Certificate of the Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    HELIX BIOPHARMA CORP.
                    (Registrant)

Date:  March 18, 2009                                           /s/ Photios (Frank) Michalargias
                                                         Photios (Frank) Michalargias
                                                         Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION

99.1	Press Release, dated March 16, 2009

99.2	Press Release, dated March 16, 2009

99.3	Unaudited Interim Consolidated Financial Statements of Helix BioPharma Corp. for the three and six months ended January 31, 2009 and 2008

99.4	Management's Discussion and Analysis for the Second Quarter of Fiscal 2009

99.5	Certificate of the Chief Executive Officer

99.6	Certificate of the Chief Financial Officer